Executive Presidency

June 20, 2012

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Office of Beverages, Apparel and Mining

Washington, D.C. 20549-7010

Re:	Southern Copper Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 27, 2012
File No. 001-14066

Dear Ms. Jenkins:

On behalf of Southern Copper Corporation (the “Company”), I, Oscar Gonzalez Rocha, the Company’s President and Chief Executive Officer, submit our response to your letter dated May 24, 2012, relating to the above-referenced filing.

We have had discussions with Ms. Erin Wilson and other members of the Staff of the Commission and appreciate their comments.  During these discussions we have requested the granting of an extension to respond to the Commission’s comments until June 21, 2012.

To assist in the Staff’s review of the Company’s responses, we have preceded our response with the text (in bold type) of the comment as stated in your letter.

SOUTHERN COPPER CORPORATION

1440 E. Missouri Avenue, Suite C-175, Phoenix, AZ 85014

Phone: 1 (602) 264-1375Fax: 1 (602) 264-1397

www.southerncoppercorp.com

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Form 10-K for the fiscal year ended December 31, 2011

Exploration Activities, page 7

1.              We note that you disclose mineralized materials for your Mexicana del Arco Project and that you have recently completed a feasibility study for this project. Please forward to our engineer, as supplemental information and not as part of your filing, the technical report that defines the mineralized materials for your Mexicana del Arco project, pursuant to paragraph (c) of Industry Guide 7. Please provide this information on a CD, formatted as Adobe PDF files. Please also provide the name and phone number for a technical person whom our engineer may call if he has technical questions about your mineralized materials. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B.

If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

In response to the foregoing request, we have provided to the Staff confidential supplemental information under Rule 12b-4 of Regulation 12B as suggested in the above comment.  For technical questions or additional details please contact:

Mr. Remigio Martinez

Engineer

Vice President - Explorations

Hermosillo Sonora, Mexico

52 662 109 2132

Remigio.Martinez@mm.gmexico.com

SOUTHERN COPPER CORPORATION

1440 E. Missouri Avenue, Suite C-175, Phoenix, AZ 85014

Phone: 1 (602) 264-1375Fax: 1 (602) 264-1397

www.southerncoppercorp.com

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Property Book Value, page 7

2.            Supplementally please tell us about the status of your Tia Maria project.  For instance, please explain in detail the particular environmental concerns associated with this project and the amount of construction  and development work that has been performed on the property.

The two major environmental concerns associated with this project are:

• Source, use and contamination of water resources.

• Dust generation, vibration and noise from blasting

Source, use and contamination of water

In addressing the sources and uses of water, we initially proposed to obtain the necessary water supply for the Tia Maria project from the Tambo valley underground acquifer, which has a capacity of 42 million cubic meters. This acquifer is not in use and currently drains to the Pacific Ocean.  Through wells built in the Tambo Valley, Tia Maria would use seven million cubic meters per year from this acquifer and the remaining 35 million cubic meters would continue to flow to the Pacific Ocean.

Our second proposal was to build a water dam with a capacity of forty million cubic meters. The Company would cover its need of seven million cubic meters and the remaining thirty-three million cubic meters would increase the water availability for agricultural use of the Tambo valley communities and the Islay population, which are in the area of influence of the project.

Both proposals were rejected by local community activists led by non-governmental organizations and political groups which worked against mining activities and mobilized the local communities with false allegations that our project would cause a shortage of water supply for the farmers in the local communities, as well as other potential adverse impacts, including the contamination of the water supply.  Finally, we modified our project to include the building of a desalinization plant to use sea water exclusively for the Tia Maria project.

SOUTHERN COPPER CORPORATION

1440 E. Missouri Avenue, Suite C-175, Phoenix, AZ 85014

Phone: 1 (602) 264-1375Fax: 1 (602) 264-1397

www.southerncoppercorp.com

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Regarding water contamination, the project includes water collection and recirculation in closed circuits within the processing plant. Also the project would use a solvent extraction electro winning technology or SX/EW which is recognized internationally as environmentally friendly technology, as it does not create industrial effluents.

Dust generation, vibration and noise from blasting

The second concern was related to dust generation, vibration and noise caused by the blasting in the mining areas. The potential adverse effects were magnified by the opposition groups. However, our original environmental impact assessment (“EIA”) included processes for the control of dust generation at the points of origin. Also, the level of vibration and noise produced by blasting will be just for two or three seconds every two days, a very short period of time that will be imperceptible in the surrounding areas.

Amount of construction and development work performed on the property

Except for the initial exploration work, no construction activities have been performed on the project site. The Company suspended all its construction work plans after entering into an agreement with the Peruvian government in April 2011.

3.            In this regard, we note the statement on page 138 that, with respect to Tia Maria, “the project start-up is now rescheduled to 2015.”  With a view to clarifying disclosure in future filings, please advise us of the basis for using 2015 as the scheduled year of start- up operations.  In this regard, advise us if you believe mining operations or merely further development activities would begin in 2015.

We currently anticipate that mining operations will commence in 2015, contingent upon receiving all governmental approvals.  No assurances can be given as to the specific timing of each such approval.

SOUTHERN COPPER CORPORATION

1440 E. Missouri Avenue, Suite C-175, Phoenix, AZ 85014

Phone: 1 (602) 264-1375Fax: 1 (602) 264-1397

www.southerncoppercorp.com

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4.              Please tell us if you have defined a proven or probable reserve for your Tia Maria project. If so, please forward the most recent technical report in regards to your Tia Maria project to our engineer pursuant to paragraph (c) of lndustry Guide 7.  You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation12B.

In response to the foregoing request, we have provided to the Staff confidential supplemental information under Rule 12b-4 of Regulation 12B as suggested in the above comment.  For technical questions or additional details please contact:

Mr. Javier Salazar

Mine Manager — Direction of Expansion Projects

Ilo, Peru

51-53-481719 extension 4973

JSalazar@southernperu.com.pe

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Asset impairments, page 82

5.            We note you have capitalized $434 million related to the Tia Maria project through December 31, 2011. We also note your disclosure on page 139 that states if the project is not restarted, project equipment can be used at your other mine locations.  Tell us (i) how much of the capitalized costs pertain to equipment and related costs that can continue to be used productively through reassignment to your other mine locations and (ii) how much of the capitalized costs that cannot be used in other locations are considered to be at risk (i.e. unrecoverable)  if the project is not restarted.

SOUTHERN COPPER CORPORATION

1440 E. Missouri Avenue, Suite C-175, Phoenix, AZ 85014

Phone: 1 (602) 264-1375Fax: 1 (602) 264-1397

www.southerncoppercorp.com

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At December 31, 2011, the total amount spent in the project was $434.1 million.  The equipment that can continue to be used productively through reassignment to our other mines includes mine equipment, leaching plant equipment and equipment for ore material crushing and handling.

Our Company believes that the risk of unrecoverable cost is remote. It is the intention of the Company to continue with the project. However, in the event of a definitive cancellation of the project, we would evaluate various options to recover, to the extent possible, the costs incurred.

6.            In connection with the comment above, tell us how you considered the following in your impairment testing related to the Tia Maria project: (i) the 2011 suspension operations for approximately four years and (ii) the possibility that the project may never be restarted along with the costs that cannot be reallocated.

(i)             As we disclosed, we reduced the impact of the suspension by the reallocation of the Tia Maria mine and plant equipment to our other mines, thereby, maintaining our development plans by reallocation of resources.  As originally budgeted Tia Maria was to commence production in late 2012.  As noted above production is currently expected to commence in January 2015.

(ii)   In the event that we cannot continue with the project we would probably evaluate various options to recover, to the extent possible, the non-transferable costs.

Closing Comments

As requested in your letter, Southern Copper acknowledges the following:

Southern Copper is responsible for the adequacy and accuracy of the disclosure in the filing discussed herein;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

SOUTHERN COPPER CORPORATION

1440 E. Missouri Avenue, Suite C-175, Phoenix, AZ 85014

Phone: 1 (602) 264-1375Fax: 1 (602) 264-1397

www.southerncoppercorp.com

Executive Presidency

Southern Copper may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal security laws of the United States.

Should you have any questions about the responses in this letter, kindly contact our assistant legal counsel, Mr. Javier Gomez at +52-55-1103-5130 or our Comptroller, Mr. Raul Jacob at +(602) 264-1375 option 1.

Very truly yours,

/s/ Oscar Gonzalez Rocha
Oscar Gonzalez Rocha
President and Chief Executive Officer

SOUTHERN COPPER CORPORATION

1440 E. Missouri Avenue, Suite C-175, Phoenix, AZ 85014

Phone: 1 (602) 264-1375Fax: 1 (602) 264-1397

www.southerncoppercorp.com